AB 3/12

UNI[TED STATES]
SECURITIES AND [EXCHANGE COMMISSION]
Washin[gton, D.C.]

11019730

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Philadelphia Financial Distribution Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 Market Street, 54th Floor
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Todd R. Miller 484-530-4837
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1601 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27

OATH OR AFFIRMATION

I, Todd R. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philadelphia Financial Distribution Company, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kenneth Foley, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires April 8, 2014
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- n/a ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/a ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/a ☐ (m) A copy of the SIPC Supplemental Report.
- n/a ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Table of Contents

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

To the Board of Directors of
Philadelphia Financial Distribution Company:

We have audited the accompanying statement of financial condition of Philadelphia Financial Distribution Company (the Company) as of December 31, 2010, and the related statements of operations, shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Philadelphia Financial Distribution Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2011

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Statement of Financial Condition

December 31, 2010

Assets		
Cash	$	103,660
Total assets	$	103,660
Liabilities and Shareholder's Equity		
Liabilities:		
Accounts payable	$	—
Total liabilities		—
Shareholder's equity:		
Common stock, $25 par value; 1,000 shares authorized, issued, and outstanding		25,000
Additional paid-in capital		150,770
Accumulated deficit		(72,110)
Total shareholder's equity		103,660
Total liabilities and shareholder's equity	$	103,660

See accompanying notes to financial statements.

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Statement of Operations

Year ended December 31, 2010

Revenues:		
Concessions on variable insurance products	$	15,619,695
Fees for administrative services		1,589,517
Total revenues		17,209,212
Expenses (note 2):		
Commissions on variable insurance products		15,619,695
Other expenses		1,589,517
Total expenses		17,209,212
Income from operations before income taxes		—
Federal income tax provision		—
Net income	$	—

See accompanying notes to financial statements.

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Statement of Shareholder's Equity

Year ended December 31, 2010

		Common stock	Additional paid-in capital	Accumulated deficit	Total shareholder's equity
Balance at December 31, 2009	$	25,000	150,770	(72,110)	103,660
Net income from operations		—	—	—	—
Balance at December 31, 2010	$	25,000	150,770	(72,110)	103,660

See accompanying notes to financial statements.

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Statement of Cash Flows

Year ended December 31, 2010

Cash, January 1	$	103,660
Cash flows from operating activities:		
Net income		—
Net cash provided by operating activities		—
Cash, December 31	$	103,660

See accompanying notes to financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Description of Business

Philadelphia Financial Distribution Company (PFDC or the Company) is a Delaware company organized on January 26, 1995 and licensed as a securities broker/dealer on January 18, 1996. PFDC is a wholly owned subsidiary of Philadelphia Financial Group, Inc. (PFG), which, through subsidiary companies, is engaged principally in the sale of insurance products.

On June 23, 2010, the Company's ultimate parent, The Phoenix Companies, Inc. (Phoenix), sold PFG and subsidiaries to Tiptree Financial Partners, L.P. Tiptree Financial Partners, L.P. is a diversified financial services holding company through acquisition of majority control equity interests in financial businesses and credit assets and related securities. Prior to September 30, 2010, PFG was named PFG Holdings, Inc.

The Company serves as the principal underwriter for variable life insurance policies and variable annuity contracts issued by Philadelphia Financial Life Assurance Company (PFLAC), an affiliate, and served in the same capacity from February 5, 2009 to June 23, 2010 for the following subsidiaries of Phoenix: Phoenix Life Insurance Company, PHL Variable Insurance Company, and Phoenix Life and Annuity Company. Prior to September 22, 2010, Philadelphia Financial Life Assurance Company was named AGL Life Assurance Company. The Company does not hold customer accounts.

During the period February 5, 2009 to September 21, 2010, the Company was named Phoenix Equity Planning Corporation. Prior to February 5, 2009, the Company was named PFG Distribution Company.

(b) Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The single-year presentation is in accordance with Securities and Exchange Commission (SEC) Rule 17a-5.

(c) Cash

Cash consists of short-term deposits placed with a financial institution.

(d) Income Taxes

For tax periods beginning June 23, 2010, the Company will be filing a consolidated federal income tax return with PFG and another affiliate. Subsequent to the acquisition of PFG by Phoenix on May 1, 2003, the Company filed as a member of the consolidated federal tax return of Phoenix. For tax years ending on or before May 1, 2003, the Company filed a consolidated federal tax return with PFG and another affiliate.

The Company and PFG are parties to a tax-sharing agreement. Pursuant to the terms of the agreement, the Company will be reimbursed for net operating losses generated by the Company and utilized in the consolidated federal tax return. If unused, the net operating loss carryforwards of $42,110 and $30,000 originating in 1996 and 2000, respectively, will expire in 2011 and 2020, respectively. Accordingly, a deferred tax asset of $24,517 resulting from net losses incurred has been established. In past years, the deferred tax asset was supported by available prudent and feasible tax planning strategies. Due to circumstances arising in 2008, management had concluded that those available strategies are no longer prudent. Based on future expectations, management believes it is not likely that the Company will realize the deferred tax asset. Therefore, a valuation allowance in the amount of $24,517 has been established.

As required, the Company assesses the need to recognize a liability related to uncertain tax positions. As of December 31, 2010, the Company has not identified any significant uncertain tax positions. If interest or penalty is determined to be necessary, these amounts would be recognized with the income tax provision.

(e) Revenue Recognition

Variable product concession income and 12b-1 fees are recorded when earned.

(f) Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Intercompany Transactions

Effective June 23, 2010, the Company entered into an expense agreement with its affiliate, PFLAC. Under the terms of the agreement, PFLAC agreed to pay all expenses of the Company, which includes general and administrative expenses such as state filing and registration fees, licensing fees, FINRA membership and assessment fees, CRD account replenishment, statutory representation costs, corporate liability insurance coverage, miscellaneous costs, and corporate taxes (i.e., income, franchise, and privilege). The Company is not obligated, directly or indirectly, to reimburse or otherwise compensate any party for paying expenses related to the conduct of the Company's business. The Company shall pay an administrative expense to PFLAC in an amount equal to the revenues in excess of the expenses of the Company. To the extent that the Company's expenses exceed the Company's revenue, the Company has no obligation to reimburse PFLAC for the difference.

Prior to June 23, 2010, the Company had entered into an expense agreement with its affiliates, PFLAC and PHL Variable Insurance Company. Under the terms of the agreement, PFLAC and PHL Variable Insurance Company each agreed to pay fifty percent of all expenses of the Company, which included general and administrative expenses such as state filing and registration fees, licensing fees, FINRA membership and assessment fees, CRD account replenishment, statutory representation costs, corporate liability insurance coverage, miscellaneous costs, and corporate taxes (i.e., income, franchise, and privilege). The Company was not obligated, directly or indirectly, to reimburse or otherwise compensate any party for paying expenses related to the conduct of the Company's business. The Company would pay an administrative expense to both PFLAC and PHL Variable Insurance Company in an amount equal to fifty percent of the revenues in excess of the expenses of the Company. To the extent that the Company's expenses exceeded the Company's revenue, the Company had no obligation to reimburse PFLAC or PHL Variable Insurance Company for the difference.

The Company reported revenues and expenses of $17,209,212 for the year ended December 31, 2010. PFLAC and PHL Variable Insurance Company incurred $457,022 in expenses on behalf of the Company for the year ended December 31, 2010, under the expense agreements. These expenses are not reflected in the accompanying financial statements. In accordance with Financial Industry Regulatory Authority (FINRA) Notice to Members 03-063, these expenses are not included in the Company's computation of net capital.

(3) Regulatory Matters

Net Capital Requirement

The Company is a limited securities broker/dealer with FINRA and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1.) Rule 15c3-1 requires maintenance of minimum net capital. Because the Company holds no customer accounts, the rule requires the Company to maintain net capital of no less than $5,000. As of December 31, 2010, the Company had net capital, as defined, of $83,660.

(4) Exemption from Reserve Requirements

Under SEC Rule 15c3-3(k)(1)(i), the Company is exempt from a requirement to maintain reserves for the exclusive benefit of its customers. As of December 31, 2010, the Company was in compliance with the conditions of this exemption.

(5) Commitments and Contingencies

The Company is involved in various legal proceedings, litigation, and threatened litigation arising in the ordinary course of business. In the opinion of management, based on current information, future developments involving the ultimate disposition of threatened litigation will not have a material effect on the financial position of the Company.

(6) Subsequent Events

The Company has evaluated subsequent events through February 25, 2011, the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Computation of Net Capital and Aggregate
Indebtedness under Rule 15c3-1 of the
Securities Exchange Act of 1934

December 31, 2010

Computation of net capital:		
Total stockholder's equity from statement of financial condition	$	103,660
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		103,660
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of capital		—
Other (deductions) or allowable credits		—
Total capital and allowable subordinated liabilities		103,660
Deductions and/or charges:		
Other additions and/or credits:		
Insurance deductible		(20,000)
Total deductions and/or charges		(20,000)
Net capital before haircuts on securities		83,660
Haircuts on securities (pursuant to Rule 15c3-1(f))		—
Net capital		83,660
Aggregate indebtedness:		
Items included in statement of financial condition:		
Other accounts payable	$	—
Items not included in statement of financial condition		—
Total aggregate indebtedness	$	—
Computation of basic net capital requirement:		
Minimum net capital required (based upon aggregate indebtedness)	$	—
Minimum dollar requirement		5,000
Net capital requirement		5,000
Excess net capital		78,660
Excess net capital at 1000%		83,660
Ratio: aggregate indebtedness to net capital		—%

Reconciliation with Company's Computation of Net Capital on Form X-17A-5 as of December 31, 2010

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

To the Board of Directors of
Philadelphia Financial Distribution Company:

In planning and performing our audit of the financial statements of Philadelphia Financial Distribution Company (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2011

KPMG

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Financial Statements

December 31, 2010

(With Independent Auditors' Report Thereon)